Exhibit 99.3

Eddy Pirard President and Chief Executive Officer

August 21, 2024

To all Vector Group Ltd. employees,

Hello everyone. My name is Eddy Pirard and I am the President and C.E.O. of JT International, JT Group’s tobacco business. While I would have preferred to be with you in person today, I wanted to share my enthusiasm and excitement following the announcement made today.

I am truly delighted by this great opportunity to bring Vector Group into the fold of JT International’s group of companies. Until the completion of the transaction, which is expected by the end of 2024, we will continue to operate as independent entities, focusing on our respective day-to-day responsibilities and as always, focused on serving our customers and our consumers as best we can.

I am looking forward to the day when, after completion, we will join forces to drive further growth and deliver even more value to our consumers in the US. In the meantime, I would like to share with you a few details about JT International, or JTI as we like to call ourselves.

Headquartered in Geneva, Switzerland, JTI is a member of the JT Group, a global company headquartered in Tokyo, Japan. The JT Group operates in tobacco, pharmaceutical and processed food. At JTI, our 46,000 dedicated employees have been the cornerstone of twenty-five years of growth, selling our global flagship brands Winston, Camel, MEVIUS and LD – as well as many other regional or local brands – in more than 130 markets globally, while operating 36 factories and 8 research & development centers worldwide. We are also increasingly present in the Reduced-Risk Products category, notably with our heated tobacco brand, Ploom, vaping brand, Logic, and Nordic Spirit nicotine pouches. We are committed to making our business not only the fastest growing of its kind, but also the most consumer centric and sustainably run company in the industry. To this end, we are guided by our purpose of “Creating fulfilling moments. Creating a better future”.

In the United States, more specifically, we have been growing steadily over the years. With Vector Group Ltd. soon to become a member of the JTI family, we aim to accelerate our growth, fully leveraging the assets of both businesses as well as the vast quality and experience of both teams. We have great ambitions for the US market, and look forward to developing strategies together that will achieve this.

I very much look forward to meeting with you in person in the near future to formally welcome you to JTI!

Sincerely,

Eddy Pirard

Important Information About the Tender Offer

The tender offer for the outstanding common stock of Vector Group Ltd. (“VGR”) has not yet commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell VGR’s securities. An offer to purchase shares of VGR’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, JTI (US) Holding Inc. and Vapor Merger Sub Inc. will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter VGR will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information.

VGR’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (INCLUDING THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT THEY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK.

The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by VGR may be obtained at no charge under the “Investors” section of VGR’s internet website at https://vectorgroupltd.com.

Forward-Looking Statements

This announcement may include statements that are not statements of historical fact, or “forward- looking statements,” including with respect to the JT Group’s proposed acquisition of VGR. Such forward-looking statements include, but are not limited to, the ability of the JT Group and VGR to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the JT Group’s and VGR’s beliefs and expectations and statements about the benefits sought to be achieved in the JT Group’s proposed acquisition of VGR, the potential effects of the acquisition on both the JT Group and VGR, the possibility of any termination of the merger agreement, as well as the expected benefits and success of any combination product. These statements are based upon the current beliefs and expectations of the JT Group’s and VGR’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of VGR’s stockholders will tender their shares in the offer; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on VGR’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of tobacco industry regulation and tobacco legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither the JT Group nor VGR undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Japan Tobacco Inc.’s integrated report for the year ended December 31, 2023, VGR’s Annual Report on Form 10-K for the year ended December 31, 2023 and VGR’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2024 and June 30, 2024, in each case as amended by any subsequent filings made with the SEC. These and other filings made by VGR with the SEC are available at www.sec.gov.